03041617

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25064

RECEIVED NOV 2 8 2003 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond C. Forbes & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street
(No. and Street)

New York, (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marie-Regina Forbes (212) 742-8135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Raymond C. Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond C. Forbes & Co., Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

GLORIA CALICCHIA
Notary Public, State of New York
No. 24-0538680
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 28, 2006

Gloria Calicchia
Notary Public

Raymond C Forbes
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

RAYMOND C. FORBES & CO., INC.

September 30, 2003

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of
Raymond C. Forbes & Co., Inc.

We have audited the accompanying statement of financial condition of Raymond C. Forbes & Co., Inc. (the "Company") as of September 30, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond C. Forbes & Co., Inc. as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
November 19, 2003

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Raymond C. Forbes & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

September 30, 2003

ASSETS

Cash and cash equivalents	$177,983
Receivable from clearing broker	49,054
Receivable from other brokers and dealers	310,420
Other investment, at fair value	25,000
Other assets	231,416
	$793,873

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to affiliate	$165,934
Accrued expenses and other liabilities	135,440
Due to brokers	32,408
Total liabilities	333,782
Stockholders' equity	460,091
	$793,873

The accompanying notes are an integral part of this statement.

Raymond C. Forbes & Co., Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2003

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

1. *Nature of Operations*

Raymond C. Forbes & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange, Inc. (the "NYSE"). The Company operates on the floor of the NYSE and is exempt from the requirements of SEC rule 15c3-3 under paragraph k(2)(ii).

During the year, the Company engaged in proprietary trading activity. As of January 2003, the Company discontinued all proprietary trading.

2. *Securities Transactions*

Securities transactions are recorded on a trade-date basis.

3. *Income Taxes*

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, any income or loss of the Company is passed through to the stockholders.

4. *Cash and Cash Equivalents*

Cash and cash equivalents include cash in bank accounts and deposits in money market funds with maturities of three months or less.

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE B - TRANSACTIONS WITH CLEARING BROKER, OTHER BROKERS AND CUSTOMERS

The Company conducts business with its clearing broker on behalf of its customers pursuant to a clearance agreement. The Company clears customer transactions with its clearing broker on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers and as a floor broker for the accounts of other brokers.

The Company's clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customers' transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

NOTE C - RELATED PARTY TRANSACTIONS

During the year, the Company reimbursed four related parties for the lease expense associated with the use of four NYSE membership seats. These reimbursements to related parties totaled $691,666 for the year ended September 30, 2003.

During the first quarter of the fiscal year, a related party paid the Company's employee compensation. For the year ended September 30, 2003, the total amount paid by the related company was approximately $500,000. As of September 30, 2003, the Company has reimbursed the related company for the full amount of this compensation expense.

Rent expense for the office space is allocated between the Company and an affiliated company. During the year, the Company reimbursed the affiliated company $21,000. At September 30, 2003, there was no amount owed to the affiliated company relating to rent expense allocation.

The Company is under common ownership or control with another broker-dealer. Various overhead expenses are shared by these entities. Included in liabilities is $165,934 owing to this party.

During the year, the Company received management fees of $100,000 from a related company.

NOTE D - OTHER INVESTMENTS

The Company invested $25,000 in HYY Forbes LLC ("HYY/Forbes") during September 2003. This investment enabled the Company to subsequently enter into an operating agreement with HYY/Forbes, with an effective date of October 17, 2003. As per the operating agreement, the Company is a 100% sole member of HYY/Forbes and will receive an agreed-upon percentage of net income earned by HYY/Forbes.

During October 2003, HYY/Forbes and Harvey Young Yurman, Inc. ("HYY") entered into a purchase and sale agreement. As per the terms of this agreement, HYY agreed to sell its floor brokerage operations on the NYSE to HYY/Forbes for a purchase price that will be ultimately determined based on earnings over a five-year period.

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company is the guarantor under two lease agreements that related parties have entered into. Obligations under these leases through September 30, 2004 aggregate minimum payments of $230,000.

NOTE F - PENSION AND PROFIT-SHARING PLANS

The Company participated in a pension plan as well as a profit-sharing plan (the "plans") with a related party. The plans cover all employees over the age of 21 having at least one year of service. As of August 31, 2003, the pension plan was merged into the profit-sharing plan. Contributions to the plans are based on the wages of eligible employees up to $200,000. The plans are on a fiscal year, September 1 to August 31. Contributions to the plans are determined each year by the Board of Directors, up to fifteen percent of eligible compensation.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of September 30, 2003, the Company had net capital of $141,827, which exceeded its requirement of $22,252 by $119,575.

NOTE H - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE I - SUBSEQUENT EVENTS

On October 1, 2003, the Company converted $150,000 of its obligation to a related party into a subordinated borrowing. The subordinated borrowing has been approved by the NYSE for inclusion in computing the Company's net capital pursuant to the SEC's net capital rule.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

RAYMOND C. FORBES & CO., INC.

September 30, 2003

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Raymond C. Forbes & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of Raymond C. Forbes & Co., Inc. (the "Company") for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
November 19, 2003

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com